



OVER-THE-COUNTER
(OTC) ACCESS
TO AFFORDABLE
CONTRACEPTIVES
ZENA
Oral Contraceptive
One month supply
Prevents pregnancy in women
Cadence OTC
#1 Doctor Recommended Ingredient
MORNING AFTER PILL™
Emergency Contraceptive
Reduces chance of pregnancy after unprotected sex
Not for regular birth control
Won't interfere with your ability to get pregnant later
Cadence OTC

CADENCE OTC

Condoms can be bought over-the-counter, but The Pill can't. We're changing that.

cadenceotc.com Oakland, CA



Female Founder | Healthcare | Ecommerce | Consumer Goods | Retail

Highlights

VC-Backed
Raised $250K or more from a venture firm

Repeat Founder
Founder has started a previous company funded with $2M+

1. Leading the Rx-to-OTC switch for The Pill to be sold without a prescription

2. Late stages of FDA approval to bring OTC birth control to market, with 3 years of market exclusivity

3. Already in market with 1st Morning After Pill in convenience stores - $3M revenue run rate (year 1)

4. Exclusive partnership with #1 distributor of healthcare products in 150K+ convenience stores

5. In 10+ retail chains including 7-Eleven, XtraMart, Jiffy Mart

6. Acquired the rights to three of the most popular oral contraceptive formulations from a major pharma

7. Team from Berkeley, Cambridge, Stanford, Yale & top brands like Flonase, OneTouch, & Herbal Essences

8. $36M in capital raised to date, backed by SEDF, RH Capital, Elizabeth Banks, Disney family

Our Team



Samantha Miller Co-Founder & CEO

Entrepreneur extraordinaire. Closed 50+ deals driving $3B+ value, including two acquisition exits. Led 13+ equity rounds, raising $300M+. University of California San Diego Biochemistry BS. University of Rochester MBA & Immunology/Microbiology MS.

Nap Hosang Co-Founder & Chief Medical Officer



Kip Hosang Co-Founder & Chief Medical Officer

Award-winning public health expert & educator. 3x Founder. Obstetrician, delivering 2K+ babies. 2014 Carl S. Schultz Award recipient. University of the West Indies MD. McGill University Biochemistry BS. University of California Berkeley MBA & MPH.



Malcolm Potts, MBBS. PhD Co-Founder & Scientific Advisor

Global reproductive health pioneer. 1st Medical Director for International Planned Parenthood Federation. Former CEO of Family Health International. 7x book author. 2004 Carl S. Schultz award winner. University of Cambridge BA, MA, MD, & Embryology PhD.



Simon Gilburt, PhD SVP Clinical Research & Medical Affairs

OTC switch veteran, leading first-in-class Rx-to-OTC switch for Flonase. Former Global R&D Head of OTC Category at Bayer. University of Leeds Psychopharmacology MS & Psychopharmacology PhD.



Kate Voyten SVP Commercial

Marketing, sales & brand building. Led relaunch of Herbal Essences, returning $500M+ brand to profitability. Drove $200M+ revenue growth for SK-II. Implemented OneTouch's cash & e-commerce offerings. Carnegie Mellon University Policy & Management MS & BS.



Michelle Chun VP Operations

Operations pro. Scaled startups from $0 to $125M+ acquisitions. Managed $25M+ spend & 4M shipments annually at Zazzle. Ex-Little Passports VP Operations. University of California Berkeley MBA. Stanford University Management Science BS & Sociology MA.



Tim Koogle Board Chair

World-class entrepreneur. Founding CEO of Yahoo!, scaled from $0 to $1B+ in 6 years. Harvard Business Review Top 100 CEO. Founding investor in Method Home and Olly. University of Virginia Mechanical Engineering BS. Stanford University Engineering MS.



Abigail Disney Board Member

Emmy-winning filmmaker, philanthropist, and social activist. CEO of Fork Films, producing 100+ documentaries. Founder of Peace Is Loud. Yale University English Literature BA. Stanford English Literature MA. Columbia University Philosophy PhD.



Richard Lowe

WHY CADENCE OTC?

CADENCE OTC IS MAKING OVER-THE-COUNTER BIRTH CONTROL ACCESSIBLE TO EVERYONE, EVERYWHERE.

We're working with the FDA to enable The Pill to be sold over-the-counter– without a prescription– via the well-established first-in-class Rx-to-OTC switch process. Our product is the combination pill, which is the type of oral contraceptive used by more than 90% of women using a birth control pill.

Simultaneously, we're amplifying access to existing over-the-counter contraceptives, creating the first emergency contraceptive (i.e. Morning After Pill) available in convenience stores such as 7-11, Circle K, Xtra Mart, and Jiffy Mart. Cadence OTC's flagship birth control product has

Mart, and Jiffy Mart. Cadence OTC's flagship birth control product has already generated a $3M revenue run rate in its first month of sales.

Cadence OTC is redefining the $21B reproductive health product industry, with backing from Soros Economic Development Fund, VCs including RH Capital and NJF Capital, the Global Fund for Women, the Disney family, and A-list celebrities like Elizabeth Banks.

On track to become the #1 OTC birth control brand in America, with a portfolio of products, Cadence OTC is reducing barriers to contraception and reproductive health, fostering a healthier future for all.

NEARLY HALF OF ALL PREGNANCIES ARE UNINTENDED

In the United States, there are 2.3M unintended pregnancies annually. This high rate primarily stems from limited access to contraceptives. Despite widespread necessity and acceptance, the birth control pill, essential for many, has remained prescription-only for more than 60 years.


2.3 MILLION UNINTENDED PREGNANCIES EACH YEAR IN THE U.S. ALONE
42% of all pregnancies in the US are unintended.
The unintended pregnancy rate is significantly higher in the US than in many other developed countries.
The US has the highest infant and maternal mortality rates of any developed country.

Among teenagers, this rate is even higher, with three-quarters of teen pregnancies being unintended. Despite a decrease in teen pregnancy rates in recent years, the U.S. still reports significantly higher figures at 13.5%, compared to countries like the UK and Canada, which have rates of less than 1%.

Unintended pregnancies can lead to detrimental outcomes for both the mother and child, including poverty, lower educational achievements, and health issues.



For some, obtaining birth control is complicated and restrictive. The process requires prescriptions, medical consultations, and navigating insurance. Difficulty obtaining a prescription or missing a refill can lead to unintended pregnancies even when access is normally available.

While condoms are easily accessible over-the-counter, female-centric birth control is restricted by archaic healthcare regulatory policy created in the 1960s.

The path forward requires dismantling barriers to ensure equitable access to birth control for all.

CADENCE OTC IS BREAKING DOWN BARRIERS TO BIRTH CONTROL

Cadence OTC makes obtaining birth control as easy as buying condoms.

We overcame a major barrier-to-entry by acquiring rights to 3 of the most popular oral contraceptive formulas to lead the Rx-to-OTC switch for combined oral contraceptives. The process cannot be initiated with a new product or a generic product, only with previously approved brands with a long history of safety as a prescription product.

Over the past seven years, Cadence OTC has diligently worked with the FDA to transition our first combination birth control pill, Zena, to OTC status. Zena is formulated with the lowest effective dose of estrogen and the safest form of progesterone, making it one of the safest birth control options available.

The OTC switch will enable immediate access to birth control - without the need for a prescription, a doctor's visit, or insurance approval.


ENABLING FAST AND EASY ACCESS TO BIRTH CONTROL
ZENA
Oral Contraceptive
One month supply
Prevents pregnancy in women
Cadence OTC
*Zena is an investigational drug product and is not FDA approved for OTC sale
*Zena is an investigational drug product and is not FDA approved for OTC sale

Zena is not yet FDA approved for OTC sale.

Zena's innovative packaging design distinguishes active pills from placebo pills, addressing the common errors associated with traditional rectangular blister packs. The two types of tablets are often mixed up during both manufacturing and use, leading to 12 recalls in the past decade. Our unique packaging has been granted both trademark and design protection by the Patent and Trademark Office (PTO). Since Cadence OTC has the only triangular blister packs, the design has become a proprietary and distinctive element of our brand.

MORE THAN 19 MILLION WOMEN OF REPRODUCTIVE AGE LIVING IN THE US LIVE IN 'CONTRACEPTIVE DESERTS'.

*Living in a contraceptive desert means they lack reasonable access to a health center that offers therange of contraceptive methods. Reference Power to Decide

At the same time, we're making comprehensive, reliable, and hassle-free birth control a reality for all people *now*. As we proceed through the FDA approval process for Zena, we're tackling the other barriers to contraceptive access: distribution and cost.

Our exclusive partnership with Lil' Drug Store, the #1 supplier of health products to convenience stores, means we have access to their network of over 180K stores nationwide– even in hard-to-reach 'healthcare deserts'.

Our first commercial product, launched in January 2024, is an OTC emergency contraceptive called "Morning After Pill". The product is designed to prevent pregnancy after unprotected sex or condom failure. It's not only a single, easy to use pill, but it's also inexpensive to manufacture. Ours is *half* the price of the leading competitor.

Cadence OTC's Morning After Pill is safe and effective, not harming an existing pregnancy and not an abortifacient. The pill contains 1.5

existing pregnancy and not an abortifacient. The pill contains 1.5 milligrams of Levonorgestrel (the progestin used in most daily birth



NEXT DOOR AT THE CONVENIENCE STORE

THE RX-TO-OTC SWITCH WILL ALLOW PEOPLE TO GET BIRTH CONTROL WITHOUT A PRESCRIPTION



WE ARE HERE



The extensive FDA approval process ensures that potential users can confidently and safely use our product without a doctor's prescription. Per the FDA, our products will incorporate technology-assisted labels and online health questionnaires to help consumers effectively assess any risk, ensuring they can make informed decisions about their birth control without a doctor's guidance.



FDA APPROVAL GRANTS US 3 YEARS OF MARKET EXCLUSIVITY

Achieving FDA approval for the Rx-to-OTC switch grants Cadence OTC three years of market exclusivity in an expanding industry. This period is a significant opportunity for us to build and establish our brand as a leader in accessible contraception.

OUR COMMERCIAL PLAN TO REDUCE COST AND INCREASE

OUR COMMERCIAL PLAN TO REDUCE COST AND INCREASE DISTRIBUTION IS ALREADY WORKING IN A BIG WAY





RESTART YOUR DAY
MORNING AFTER PILL
Emergency Contraceptive
HERE FOR YOU
SHOULDN'T BIRTH CONTROL BE IN YOUR CONTROL?

- **$3M** revenue run rate first year
- In **10+** retail chains including the largest national chains 7-Eleven and Circle K, as well as XtraMart, Jiffy Mart, and Newslink locations at Miami, Tampa and Nashville airports
- Access to **180K+** stores nation-wide via exclusive partnership with #1 supplier of health products to convenience stores





LEADING MEDICAL ORGANIZATIONS STRONGLY SUPPORT MOVING THE BIRTH CONTROL PILL OTC











American Academy of Family Physicians — Strong Medicine for America | AMA | ACCP — American College of Clinical Pharmacology — Advancing Clinical Care through Pharmacology | American College of Nurse-Midwives | ACOG — The American College of Obstetricians and Gynecologists

Major medical and public health organizations, such as the American Medical Association, the largest association of physicians and medical students in the U.S., and the American College of Obstetricians and Gynecologists, the leading professional organization for obstetricians and gynecologists, strongly support Cadence OTC's initiative to make birth control pills available over-the-counter.

WE'RE BACKED BY RENOWNED IMPACT INVESTORS, VCS, & A-LIST CELEBRITIES

We've secured funding from a dedicated group of investors committed to universal birth control access, including innovative companies like Soros Economic Development Fund and VCs like RH Capital and NJF Capital.

Our impactful investors include A-list celebrities such as Elizabeth Banks, families like that of Abigail Disney, and prominent foundations such as the Global Fund for Women.





> Cadence OTC is a true double bottom line investment opportunity. The Company's revenues, operations and reach are expected to scale dramatically upon the release of the Company's first two products, a morning after pill for convenience stores and then their pioneering over-the-counter birth control pill. The addressable market is substantial in the U.S., and the impact on young women's lives is tremendous.

GREG MARTIN
President of Disney Family Office

> I am a specialist physician in newborn intensive care. I believe in enhancing the health of women of child-bearing age. Planned pregnancy is a crucial part of the social determinants of health, and access to effective birth control without a prescription will be a substantial step forward. I invest in Cadence because of the impact this company will have on the health of these women.

STEFAN MAXWELL
MD

> CadenceOTC is building a reputable brand of trusted products for women at affordable price points and convenient locations. We're excited about the over-the-counter options for both the Morning After Pill and ultimately, the birth control pill, containing both progesterone and estrogen to give women even more options for getting their birth control. As an impact-first venture fund, RH Capital invested in Cadence OTC with the conviction that the company is addressing a significant market need for women.

RH CAPITAL
A Rhia Ventures Fund

> While we can't control the future, my mental state requires me to be hopeful about it, and to use my dollars to not just to be a part of a future solution for women and families, but to be part of delivering hope to those same women and families...we all want to be "values" investors, and investing in Cadence for me was the perfect demonstration of putting my money where my mouth is.

ELIZABETH BANKS
Actress and Filmmaker

> I'm thrilled by the groundbreaking work of the Cadence OCT team in revolutionizing contraceptive access. With their quality products like The Morning After Pill and The Pill, they're paving the way for a new era of opportunity for women. As a longtime advocate for women's access to capital, I'm proud to support their vision.

CONNIE EVANS
President and CEO, Association for Enterprise Opportunity

> Gratitude Railroad has been an investor and supporter of Cadence since 2018. The leadership team and company's mission represent the potential for entrepreneurship to help address key social issues like access to safe, effective and affordable contraceptives, which has become even more vital after Roe v Wade being overturned.

GRATITUDE RAILROAD



LEAD INVESTOR

Cadence's mission to support women's reproductive rights by improving women's access to contraceptives, anywhere, everywhere and at affordable prices supports the Soros Economic Development Fund and Open Society's Foundations' work to build vibrant and inclusive democracies an open societies. Reproductive rights are human rights that in many places in the world cannot be taken for granted, including in the U.S., where the overturn of Roe vs. Wade in 2022 is both manifestation and an accelerant of severe restrictions on reproductive care and access of every kind. SEDF's investment reflects its commitment to supporting Cadence at this critical juncture in the company's important efforts to bring the combination pill over the counter and to roll out emergency contraceptives in parts of the country that lack access.

GEORGIA LEVENSON KEOHANE

CEO of the Soros Economic Development Fund

OUR TEAM HAS DECADES OF EXPERIENCE IN PHARMACEUTICALS, OTC SWITCH PROGRAMS, AND HEALTH

Our team blends award-winning entrepreneurs, medical doctors, professors, and dealmakers with deep expertise in healthcare and pharmaceuticals, proven success in business and social advocacy, and a shared commitment to improving access to contraceptives for women.



Samantha Miller
Co-Founder & CEO

Dr. Nap Hosang
Co-Founder & Chief
Medical Officer

Malcolm Potts
Co-Founder &
Scientific Advisor

Kate Voyten
SVP Commercial



Dr. Simon Gilburt
Senior VP, Clinical Research & Medical Affairs

Michelle Chun
VP Operations

Tim Koogle
Board Chair

Abigail Disney
Board Member

With previous experience leading Rx-to-OTC switches for other drugs and generating billions in value for commercial brands, we are exceptionally qualified to bring Zena over-the-counter and build the leading contraceptives brand in the U.S. and beyond.

OUR PRODUCT PORTFOLIO IS GROWING A $21B MARKET

In the post-Roe era, demand for accessible OTC contraceptives has become more critical than ever. Cadence OTC is strategically tapping into a combined market opportunity of $21 billion that spans contraceptives, pregnancy tests, and UTI treatments.

$12 BILLION TOTAL U.S. CONTRACEPTIVES MARKET


$1 BILLION
TOTAL U.S. PREGNANCY TEST MARKET
$8 BILLION
TOTAL UTI MANAGEMENT MARKET
$21 BILLION
TOTAL ADDRESSABLE MARKETS FOR CADENCE OTC

The oral contraceptive OPill made headlines recently for being approved OTC. Their product is a progestin-only pill (POP), also known as a 'mini-pill'. This is different from Cadence OTC's Zena, which is a combination estrogen/progestin pill, often referred to as 'The Pill'. For context, approximately 94% of birth control prescriptions are for the regular (combination) Pill, with only about 6% for the mini-pill.

The recent approval of the mini-pill is highly beneficial to our process for Zena because it establishes a precedent for OTC oral contraceptives and has demonstrated remarkably strong support among the FDA's expert advisory committee for transitioning all oral contraceptives to OTC status.

OUR STRATEGIC DISTRIBUTION MODEL INCLUDES LEADING RETAILERS, WHOLESALE DISTRIBUTORS, AND DIRECT-TO-CONSUMER SUBSCRIPTIONS

Cadence OTC is leveraging retail and direct-to-consumer sales strategies to meet the modern consumer where they are, online and offline. Our partnerships with major retail chains and wholesale distributors ensure our OTC birth control and healthcare solutions are widely available throughout the U.S. Additionally, Cadence OTC offers subscription services for regular, continuous access to our products.

Our products are priced below market rates due to cost-efficient licensing and manufacturing processes, ensuring significant profit margins.

THE RX-TO-OTC SWITCH COULD CATAPULT OUR REVENUE TO $300M+ IN 5 YEARS



$62M
$134M
$219M
$301M
$342M
YEAR 1
ZENA LAUNCH
YEAR 2
YEAR 3
YEAR 4
YEAR 5
Forward-looking estimates are not guarantees, and they involve risks, uncertainties and assumptions.

CAPITAL RAISED WILL EXPAND CONVENIENCE STORE DISTRIBUTION & EXPEDITE THE RX-TO-OTC SWITCH

Following the successful launch of Cadence OTC's Morning After Pill, we're on track to introduce our ultra-sensitive pregnancy test followed by the UTI emergency relief kit by the end of the year.

Once Zena, our combination birth control pill, is approved, we will have already established our brand across three product lines. Zena XT, a

higher-dose, extended-cycle daily birth control pill, will follow as the fifth product in our lineup.

Product Name	Morning After Pill®	EarlyPT®	UTI-ER KIT®	Zena®	Zena XT®
Description	Emergency contraceptive	Midstream early detection pregnancy test	Urinary tract infection emergency relief kit	Birth control pill	Extended cycle Birth control pill (placebo every 12wks)
Active Ingredients	Levonorgestrel 1.5mg	Detects hCG at 10 mIU/ml	Test strips Infection control tablets (sodium salicylate & methenamine) Tergeted pain relief (phenazopyridine) Flush drink powder (acidic vitamins)	Estrogen 20mcg + Levonorgestrel 100mcg	Estrogen 30mcg + Levonorgestrel 150mcg
Est. Launch Timing	1Q 2024	2Q 2024	4Q 2024	2H 2026	2028

Cadence OTC is on track to become the leading provider of OTC contraceptives within the next five years, with plans to extend our international footprint upon receiving regulatory approvals to introduce OTC birth control options globally.

Cadence OTC is launching on Wefunder so our customers, friends, and everyone passionate about reproductive rights can own a stake in our journey to revolutionize contraceptive access.

Our campaign on Wefunder is a critical part of a larger institutional fundraising round, led by the Soros Economic Development Fund. By investing in Cadence OTC, you'll be investing on the same major terms as renowned investors and visionaries, including VCs like RH Capital and NJF Capital, the Disney family, celebrities like Elizabeth Banks, and impactful organizations such as the Global Fund for Women.

Join us in creating a world where contraceptives are universally accessible—eliminating friction and advancing health equity for all.

Because everyone, everywhere, deserves the autonomy to make their own reproductive health decisions.



EARN PERKS WHEN YOU INVEST
$500
+ Donation of 5 packs of Morning After Pill to a public clinic
+ 1 item from Cadence OTC swag menu
$1,000
+ Donation of 10 packs of Morning After Pill to a public clinic
+ 1 item from Cadence OTC swag menu
$10,000
+ Donation of 100 packs of Morning After Pill to your charitable clinic of choice
+ 2 items from Cadence OTC swag menu
$25,000
+ Donation of 250 packs of Morning After Pill to your charitable clinic of choice
+ Any 3 items from Cadence OTC swag menu
$50,000
+ Donation of 400 Morning After Pill to your charitable clinic of choice
+ Any 3 items from Cadence OTC swag menu
+ Annual Investor Conference Call with Co-founders Samantha Miller & Nap Hosang
$100,000
+ Donation of 500 Morning After Pill to your clinic of choice
+ Any 3 items from Cadence OTC swag menu
+ Annual Investor Conference Call with Co-founders Samantha Miller & Nap Hosang
+ Invitation to dinner in the Bay Area with founders (Travel and accommodations not included)
$150,000
+ Donation of 600 Morning After Pill to your charitable clinic of choice
+ Any 3 items from Cadence OTC swag menu
+ Annual Investor Conference Call with Co-founders Samantha Miller & Nap Hosang
+ Invitation to dinner with founders and investors (Travel and accommodations not included)
+ Investor spotlight on marketing materials